

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
David E. Whittle
Chief Financial Officer
Alexco Resource Corp.
Suite 1150-200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

  Re: **Alexco Resource Corp.**
     Form 40-F for the Year Ended December 31, 2012
     Filed March 28, 2013
     File No. 001-33621

Dear Mr. Whittle:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/Tia L. Jenkins

           Tia L. Jenkins
           Senior Assistant Chief Accountant
           Office of Beverages, Apparel and
           Mining